UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ELKCORP
(Name of Subject Company)
ELKCORP
(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is ElkCorp, a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is 14911 Quorum Drive, Suite 600, Dallas, Texas 75254, (972) 851-0500.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $1.00 per share (the “Shares”), including the associated Series A Participating Preferred Stock purchase rights (the “Rights”) issued pursuant to a Rights Agreement, dated as of July 7, 1998, between the Company (formerly Elcor Corporation) and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, as amended on November 5, 2006, and December 18, 2006, and as may be further amended from time to time (the “Rights Agreement”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of Rights pursuant to the Rights Agreement.

As of January 12, 2007, there were 20,626,102 Shares issued and outstanding, 1,338,365 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options, 581,700 Shares subject to outstanding performance share awards, 66,007 Shares available for future awards under the Company’s equity incentive compensation plan and no shares of preferred stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.  The Company is filing this Statement. The information about the Company’s address and telephone number above under Item 1 is incorporated herein by reference. The Company’s website address is www.elkcorp.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer.  This Statement relates to the tender offer by CGEA Investor, Inc., a Delaware corporation (“Offeror”) to purchase all of the outstanding Shares, including the associated Rights, at a price of $40.50 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated January 18, 2007 (the “Offer to Purchase”), and the related letter of transmittal. The consideration offered per Share, together with all the terms and conditions of the Offeror’s tender offer, is referred to in this Statement as the “Tender Offer.” Offeror is a wholly owned subsidiary of CGEA Holdings, Inc., a Delaware corporation (“Parent”). Both Parent and Offeror are wholly owned subsidiaries of Carlyle Partners IV, L.P. (“Sponsor”), a private equity fund affiliated with The Carlyle Group (collectively, “Carlyle”).

The Tender Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, by and among the Company, Parent and Offeror (the “Merger Agreement”), which amends and restates the Agreement and Plan of Merger, dated as of December 18, 2006 by and among the same parties (the “Original Merger Agreement”). Pursuant to the Merger Agreement, Offeror has agreed to, and Parent has agreed to cause Offeror to, make an offer to purchase all of the outstanding Shares, including the associated Rights, at a price of $40.50 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Offeror’s obligation to purchase Shares tendered in the Tender Offer is subject to a majority of the outstanding Shares being tendered in the Tender Offer, and other customary conditions. If the Tender Offer is completed, the Merger Agreement provides that, subject to the terms and conditions set forth therein, that Offeror will be merged with and into the Company with the Company continuing as the surviving corporation (the “Merger”). In the Merger, all remaining outstanding Shares will be cancelled and converted into the right to receive the same per Share consideration paid for Shares in the Tender Offer.

The initial expiration date for the Tender Offer is 12:00 Midnight, New York City time, on February 14, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. Also, the Merger Agreement provides that if the Tender Offer is completed but Offeror does not then own a sufficient number of Shares to effect a “short form” merger without a vote of the Company’s shareholders under Delaware’s short form merger statute, Offeror is required to offer a subsequent offering period of between three and 15 business days after completion of the Tender Offer. During the subsequent offering period, if any,

Shares not tendered and purchased in the Tender Offer may be tendered to Offeror for the same consideration paid in the Tender Offer.

Additional information about the Tender Offer can be found in Item 3 and Item 7 of this Statement and in the Offer to Purchase.

The Company and Offeror filed their respective notification and report forms with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) on December 20, 2006 and on January 3, 2007, the FTC granted early termination of the applicable 30-day waiting period.

Sponsor formed Parent and Offeror for purposes of the transactions contemplated by the Merger Agreement, including the Offer. The address of the principal executive office of the Offeror is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, DC 20004 and its telephone number is (202) 729-5626.

A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference in its entirety. A copy of the Offer to Purchase is attached hereto as Exhibit (a)(4). The terms and conditions of the Tender Offer, related procedures and withdrawal rights, and the description of the Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4, 11 and 14 of the Offer to Purchase are incorporated by reference herein. The Form of Letter of Transmittal is attached hereto as Exhibit (a)(5) and is incorporated by reference in its entirety.

BMCA Tender Offers.  On January 18, 2007, BMCA Acquisition Sub Inc. (“BMCA Offeror”), a wholly-owned subsidiary of BMCA Acquisition Inc., which is a wholly-owned subsidiary of Building Materials Corporation of America (“BMCA”), commenced a tender offer (the “BMCA Revised Tender Offer”) to purchase all of the outstanding Shares of the Company, including the associated Rights, at a price of $42.00 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in BMCA Offeror’s offer to purchase, dated January 18, 2007, and the related letter of transmittal. On December 20, 2006, BMCA commenced a tender offer to purchase all of the Company’s Shares for $40.00 per Share (the “BMCA Original Tender Offer”). However, BMCA has terminated the BMCA Original Tender Offer.

This Statement that you are reading does not address the BMCA Revised Tender Offer.  The Board of Directors (the “Board”), consistent with its fiduciary duties, the Company’s obligations under the Merger Agreement with Carlyle and applicable laws, will review the BMCA Revised Tender Offer and make a recommendation to shareholders. The Board urges its shareholders not to take any action with respect to the BMCA Revised Tender Offer until the Board makes its recommendation.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

(a)	Agreements with Carlyle.

The Merger Agreement.  The summary of the Merger Agreement and the descriptions of the terms and conditions of the Tender Offer and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4, 11 and 14 of the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Carlyle Guarantee.  Concurrently with the execution of the Merger Agreement, Sponsor delivered to the Company a guarantee (the “Guarantee”) guaranteeing certain obligations of Parent and Offeror under the Merger Agreement. Pursuant to the Guarantee, Sponsor unconditionally and irrevocably guarantees to the Company the punctual observance and payment of the obligation of Parent and Offeror to pay certain fees to the Company, including the Parent termination fee, the Company financing expenses, and the Company note repurchase expenses. The maximum amount payable by Sponsor under the Guarantee is $35 million plus any reasonable out-of-pocket expenses of enforcement of the Guarantee (including legal fees) up to an additional $500,000. The obligations of Sponsor under the Guarantee cease as of the earlier of the effective time of the Merger and the first anniversary of any termination of the Merger Agreement in accordance with its terms, except as to a claim for payment of any obligation presented by the Company before such first anniversary. This summary of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

The Confidentiality Agreement.  The Company, Parent, Offeror and Carlyle Investment Management L.L.C., an affiliate of Carlyle, entered into a confidentiality agreement, dated as of October 11, 2006 (as subsequently amended and restated as of such date, the “Confidentiality Agreement”), in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the Carlyle parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and Carlyle agreed to certain “standstill” and employee non-solicitation provisions for the protection of the Company. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by Reference.

Representation on the Company’s Board of Directors.  The Merger Agreement provides that upon the payment by Parent or Offeror for all Shares tendered pursuant to the Tender Offer which represent at least a majority of the Shares outstanding, and from time to time thereafter as Shares are acquired by Parent or Offeror, Parent will be entitled to designate a number of the Company’s directors equal to the percentage of Shares owned relative to the total number of outstanding Shares, rounded to the next whole number. However, until the Merger occurs, the Board will contain at least three of the Company’s current directors who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (“Independent Directors”). In addition, after Parent’s designees are elected or appointed to the Company’s board of directors and prior to the completion of the Merger, approval by a majority of the Independent Directors will be required to enter into any affiliate transactions with Parent, Offeror and any of their affiliates, amend or terminate the Merger Agreement on behalf of the Company, exercise or waive any of the Company’s rights or remedies under the Merger Agreement, extend the time for performance of Parent or Offeror’s obligations under the Merger Agreement, or take any other action by the Company in connection with the Merger Agreement or transactions contemplated by the Merger Agreement required to be taken by the Board.

(b)	Effects of the Tender Offer and the Merger under the Company’s Equity Compensation Plans and Agreements and Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Cash Consideration Payable Pursuant to the Tender Offer and the Merger Agreement.  If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of January 12, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 460,753 Shares (excluding options to purchase Shares and unvested Shares of restricted stock). If the directors and executive officers were to tender all 460,753 Shares beneficially owned by them for purchase pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $18,660,496.50 in cash.

Under the terms of the Merger Agreement, each option to purchase Shares granted under the employee and director stock plans of the Company, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will, unless otherwise agreed upon by the holder, upon completion of the Merger, be cancelled and the holder of such option, including each director and executive officer, will receive an amount in cash equal to the product of (x) the excess, if any, of $40.50 over the exercise price per Share of such option multiplied by (y) the total number of Shares subject to such option. As of January 12, 2007, the Company’s directors and executive officers held options to purchase 975,308 Shares in the aggregate, 793,532 of which were vested and exercisable as of that date, with exercise prices ranging from $11.3125 to $31.83 and an aggregate weighted exercise price of $24.32 per Share. Of the unvested options, all 181,776 would vest automatically upon a change of control of the Company, which will occur upon the completion of the Tender Offer pursuant to the terms of the Company’s equity award plans.

Pursuant to the terms of the Company’s equity award plans, each restricted Share, including each such Share held by directors and executive officers, will vest in full upon the completion of the Tender Offer. Under the terms of the Merger Agreement, immediately prior to completion of the Merger, each restricted Share, including each such Share held by directors and executive officers, will be converted into the right to receive $40.50. In addition, pursuant to the terms of the Company’s equity award plans, upon the completion of the Tender Offer, each performance stock award based on Shares, including each such award held by executive officers, will be deemed to be earned at the maximum level set forth in the applicable award agreement, become fully vested and, except as otherwise elected by the holder thereof pursuant to a valid deferral election, be settled by the delivery of Shares to the holder thereof, provided that if and to the extent Shares have not previously been delivered to a holder in respect of such earned and vested performance stock awards (and to the extent not deferred as described below), under the terms of the Merger Agreement, the holder thereof will be entitled to receive, upon completion of the Merger, an amount in cash equal to $40.50 in respect of each Share earned with respect to the performance stock award. However, in connection with the transactions contemplated by the Merger Agreement, 17 members of management have elected to defer taxation on performance stock awards by electing to defer the receipt of some or all of the Shares underlying such awards to a date after the consummation of the transactions contemplated by the Merger Agreement that is specified in the individual’s deferral election forms. Under these elections, from the completion of the Merger to the date that such deferred amounts are ultimately settled, subject to the holder’s execution of an equity rollover agreement with Parent, the deferred amounts will be deemed notionally invested in vested deferred capital stock of Parent. If no such rollover agreement is entered into, the cash value of the deferred performance stock awards (based on the per share amount payable pursuant to the Merger Agreement) will be paid to the holder in January 2008. As of January 12, 2007, the number of restricted Shares held by the Company’s directors and executive officers as a group that will vest upon the completion of the Tender Offer is 114,306 in the aggregate, and the number of Shares underlying performance stock awards held by the Company’s executive officers as a group that will vest upon the completion of the Tender Offer is 488,985 in the aggregate. Messrs. Karol, Nowak, Fisher, Kiik and Sisler and all executive officers as a group have elected to defer performance stock awards with respect to approximately 160,000, 26,316, 30,795, 8,815, 29,000 and 293,596 Shares, respectively.

Indemnification and Insurance.  The Merger Agreement contains provisions relating to indemnification of and insurance for the Company’s current or former directors, officers and employees. Descriptions of these provisions are contained in Section 11 of the Offer to Purchase, which is incorporated herein by reference. Such description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Other.  The Company recently amended its deferred compensation plan to permit participants, including executive officers, to receive distributions of their deferred compensation upon a change of control, such as the completion of the Tender Offer or the Merger, or upon the first anniversary of the change of control. Pursuant to the terms of severance agreements between the Company and certain of its executive officers, including each of Messrs. Karol, Nowak, Fisher, Kiik and Sisler (which are described in the Company’s Proxy Statement on Schedule 14A, dated September 22, 2006, sent by the Company to its shareholders in connection with the 2006 Annual Meeting of Shareholders (the “2006 Proxy Statement”) the applicable portions of which are filed as Exhibit (e)(7) to this Statement), in the event that the executive officer were subject to the so-called “golden parachute” excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, the executive officer would be entitled to an additional payment such that the executive officer would be placed in the same after-tax position as if no excise tax had been imposed. Except as described in this Statement and on pages 12 through 23 of the 2006 Proxy Statement filed as Exhibit (e)(7) to this Statement, to the knowledge of the Company, as of the date of this Statement, there is no material agreement, arrangement or understanding, nor actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) the Offeror or its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation.

(a)	Position of the Special Committee and the Board of Directors.

Position of the Special Committee and the Board.  The Board recommends that you accept the Tender Offer and tender your Shares into the Tender Offer. After careful consideration by a committee of the Board composed of all of the Company’s independent, non-management directors (the “Special Committee”) and the Board, including a thorough review of the Tender Offer with their outside legal and financial advisors, the Special Committee and, on the recommendation of the Special Committee, the Board, (i) determined that the Merger Agreement, the Tender Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, (ii) approved the Merger Agreement, the Tender Offer and the Merger, and (iii) determined to recommend that the Company’s shareholders accept the Tender Offer and tender their Shares in the Tender Offer. In particular, the Special Committee and Board believed that the Tender Offer offers premium value to the Company’s shareholders on an accelerated timetable, and is highly likely to be completed. The Tender Offer is subject only to specific and limited conditions, and is backed by committed financing appropriate to a tender offer acquisition structure.

Accordingly, your Board of Directors recommends that you accept the Tender Offer and tender your Shares into the Tender Offer.

The BMCA Tender Offer.  On December 20, 2006, BMCA commenced the BMCA Original Tender Offer to purchase all of the Company’s Shares for $40.00 per Share. On January 8, 2007, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC (the “January 8 Filing”) containing the Board’s recommendation that holders reject the BMCA Original Tender Offer, citing that the BMCA Original Tender Offer was excessively conditional, lacked appropriate financing and was potentially illusory. On January 18, 2007, BMCA terminated the BMCA Original Tender Offer. On January 18, 2007, BMCA Offeror commenced the BMCA Revised Tender Offer to purchase all of the Company’s Shares for $42.00 per Share.

This Statement that you are reading does not address the BMCA Revised Tender Offer.  The Board, consistent with its fiduciary duties, the Company’s obligations under the Merger Agreement with Carlyle and applicable laws, will review the BMCA Revised Tender Offer and make a recommendation to shareholders. The Board urges its shareholders not to take any action with respect to the BMCA Revised Tender Offer until the Board makes its recommendation.

(b)(1) Reasons for the Recommendation.

The Special Committee

In reaching its determinations to approve the Original Merger Agreement, the Special Committee considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management. In reaching its determinations to approve the Merger Agreement and recommend that the Company’s shareholders accept the Tender Offer and tender their Shares into the Tender Offer, the Special Committee considered, in consultation with its outside legal and financial advisors and the Company’s senior management, the same factors, and, in addition, considered that (1) the Merger Agreement provided for $2.50 per Share of additional cash value compared to the Original Merger Agreement, (2) the tender offer structure provides the Company’s shareholders the opportunity to receive value for their Shares sooner than they would have in the merger provided for in the Original Merger Agreement, (3) the Tender Offer is subject to no additional conditions in comparison to the Original Merger Agreement, and those conditions are specific and limited and, in the Special Committee’s judgment, likely to be satisfied, and (4) the financing commitments provided by the Offeror for the Tender Offer are appropriate for a tender offer acquisition structure and are subject to no additional conditions in comparison to the financing commitments provided in connection with the Original Merger Agreement. The conditions to the Tender Offer are described under Item 7 below.

In addition to the foregoing, the Special Committee considered the following factors and benefits of the Tender Offer (some of which were considered in greater detail in connection with the approval of the Original Merger Agreement), each of which the Special Committee believed supported its determinations:

•	its familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of the Company (as well as the risks involved in achieving those prospects), the nature of the industries in which the Company competes, industry trends, and economic and market conditions, both on a historical and on a prospective basis, including the recent downturn in the residential housing market, and information reflecting weakness in the Company’s anticipated second fiscal quarter results;

•	the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all the Shares, should provide shareholders the opportunity to receive the transaction consideration substantially earlier than under the merger structure of the Original Merger Agreement;

•	the fact that the consideration is all cash and will provide the Company’s shareholders the ability to realize immediate value for their investment;

•	the current and historical market prices of the Shares, and the fact that the $40.50 per Share consideration represents a premium of approximately 61% over the closing price of the Shares on November 3, 2006, the last trading day before the public announcement that the Company was considering its strategic alternatives;

•	the opinion, dated January 14, 2007, to the Special Committee of Citigroup Global Markets Inc. (“Citigroup”), the Special Committee’s financial advisor, as to the fairness, from a financial point of view and as of such date, of the $40.50 per Share cash consideration to be received in the Tender Offer and the Merger, taken together, by holders of Shares (other than Carlyle, Parent, Offeror, and their respective affiliates). The full text of Citigroup’s written opinion, dated January 14, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I and filed as Exhibit (a)(6) hereto and is incorporated herein by reference. Citigroup’s opinion was provided to the Special Committee for its information in its evaluation of the $40.50 per Share cash consideration payable in the Tender Offer and the Merger, taken together, relates only to the fairness of such cash consideration from a financial point of view and does not address any other aspect of the Tender Offer, the Merger or any related transaction. Citigroup’s opinion also does not address the underlying business decision of the Company to enter into the Merger Agreement, the relative merits of the Tender Offer and the Merger as compared to any alternative business strategy that might exist for the Company or the effect of any other transaction in which the Company might engage. Citigroup’s opinion is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender their Shares in the Tender Offer or as to any other actions to be taken by any shareholder in connection with the Tender Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety;

•	that the Company, Board and Special Committee had conducted a thorough, independent review of the Company’s alternatives, including remaining as an independent company, had solicited and received proposals to acquire the Company and had negotiated with several interested parties, including BMCA, and that the Merger Agreement (including the Tender Offer) is the most favorable proposal received by the Company, including as to price and certainty, as of the date of the Special Committee’s determination;

•	the efforts made by the Special Committee and its legal advisors to negotiate a merger agreement favorable to the Company and its shareholders and the financial and other terms and conditions of the Merger Agreement, including the facts that (1) neither the Tender Offer nor the Merger are subject to a financing condition, (2) the conditions to the Tender Offer are specific and limited, and not within the control or discretion of Parent or Offeror and, in the Special Committee’s judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to approve an alternative transaction proposed by a third party that is a “superior proposal” as defined in the Merger Agreement, upon the payment to an affiliate of Carlyle of a $29 million termination fee, and its belief that such termination fee was reasonable in the context of break-up fees that were payable in other transactions and would not preclude another party from making a competing proposal;

•	that the terms of the Merger Agreement relating to the Company’s ability to consider alternative proposals and to terminate the Merger Agreement in order to accept a superior proposal (described in the preceding bullet point), and the amount of the termination fee payable by the Company in certain circumstances ($29 million), were unchanged from the Original Merger Agreement. Accordingly, the Special Committee concluded that the Merger Agreement represented an opportunity to achieve greater value, on faster timing, without affecting the Company’s ability to accept a superior proposal, should one be received;

•	the likelihood that the Tender Offer and the Merger will be completed, including the specific and limited conditions to the Tender Offer and the Merger and the fact that the FTC had previously granted early termination of the waiting period under the HSR Act, meaning that further regulatory approvals would not be required to complete the Tender Offer (other than compliance with the federal securities laws);

•	the fact that Parent and Offeror have firmly committed financing from reputable financing sources for both the Tender Offer and the Merger, and the efforts that Parent is required to make under the Merger Agreement to obtain the proceeds of the financing on the terms and conditions described in the financing commitment letters; and

•	the fact that shareholders who do not tender their Shares pursuant to the Tender Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a shareholder vote is required to approve the Merger.

In approving the Merger Agreement, the Special Committee also considered the determinations made by the Special Committee on January 7, 2007 concerning the BMCA Original Tender Offer and disclosed in the January 8 Filing. The price offered in the BMCA Original Tender Offer is $40.00 per Share, compared to $40.50 per Share in the Tender Offer. As disclosed in the January 8 Filing, the Special Committee and, on the recommendation of the Special Committee, the Board (with Messrs. Karol and Nowak abstaining) determined to recommend that the Company’s shareholders reject the BMCA Original Tender Offer and not tender their Shares in the BMCA Original Tender Offer. As further disclosed in the January 8 Filing:

•	the Special Committee and the Board believed that the BMCA Original Tender Offer was excessively conditional and potentially illusory; and

•	the financing commitments that BMCA has publicly filed in connection with the BMCA Original Tender Offer were not applicable to a tender offer acquisition structure. Rather, BMCA’s financing commitments provided for a secured financing to be funded at the time of consummation of a “one-step” merger following a vote of the Company’s shareholders. Such commitments, on the terms provided, were excessively conditional even as applied to an acquisition of the Company which would be structured as a “one-step” merger.

For a detailed discussion of the Special Committee’s and the Board’s reasons for recommending that shareholders reject the BMCA Original Tender Offer, see the January 8 Filing, which is on file with the SEC, and was previously mailed to shareholders.

The Special Committee also considered that BMCA had failed to provide a form of merger agreement with fewer and more certain conditions, or to provide financing commitments appropriate to a tender offer structure and with fewer and more certain conditions, despite opportunities to do so.

This Statement that you are reading does not address the BMCA Revised Tender Offer.  The Board, consistent with its fiduciary duties, the Company’s obligations under the Merger Agreement with Carlyle and applicable laws, will review the BMCA Revised Tender Offer and make a recommendation to shareholders. The Board urges its shareholders not to take any action with respect to the BMCA Revised Tender Offer until the Board makes its recommendation.

The Special Committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Tender Offer, including the following:

•	the risk, which was judged to be small, that Parent will be unable to obtain the financing proceeds, including obtaining the debt financing proceeds from its lenders;

•	the risks and costs to the Company if the Tender Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships;

•	the fact that the Company’s shareholders who tender their Shares (or whose Shares are cancelled in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company, including any value that could be achieved in the event the Company is acquired in the future by a strategic buyer;

•	the risk that Parent may terminate the Merger Agreement and not complete the Tender Offer in certain circumstances, including if there is a Company Material Adverse Effect (as defined in the Merger Agreement) on the Company’s business, results of operation or financial condition, or if we do not perform our obligations under the Merger Agreement in all material respects;

•	the fact that the all-cash consideration in the transaction would be taxable to the Company’s shareholders that are U.S. persons for U.S. federal income tax purposes; and

•	the fact that the Company is entering into a Merger Agreement with a newly formed corporation with essentially no assets and, accordingly, that its remedy in connection with a breach of the Merger Agreement by Parent or Offeror, even a breach that is deliberate or willful, is limited to $35 million (with respect to which the Company has received the Guarantee).

The foregoing discussion summarizes the material factors considered by the Special Committee in its consideration of the Merger Agreement and the Tender Offer. After considering these factors, the Special Committee concluded that the positive factors relating to the Merger Agreement and the Tender Offer substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Special Committee, and the complexity of these matters, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Special Committee may have assigned different weights to various factors. The Special Committee approved and recommended the Merger Agreement and the Tender Offer based upon the totality of the information presented to and considered by it.

The Board

In reaching its determinations to approve the Original Merger Agreement, the Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management. In reaching its determinations to approve the Merger Agreement and recommend that the Company’s shareholders accept the Tender Offer and tender their Shares into the Tender Offer, the Board considered, in consultation with its outside legal and financial advisors and the Company’s senior management, the same factors, including that (1) the Merger Agreement provided for $2.50 per Share of additional cash value compared to the Original Merger Agreement, (2) the tender offer structure provides the Company’s shareholders the opportunity to receive value for their Shares sooner than they would have in the merger provided for in the Original Merger Agreement, (3) the Tender Offer is subject to no additional conditions in comparison to the Original Merger Agreement, and those conditions are specific and limited and, in the Board’s judgment, likely to be satisfied, and (4) the financing commitments provided by the Offeror for the Tender Offer are appropriate for a tender offer acquisition structure and are subject to no additional conditions in comparison to the financing commitments provided in connection with the Original Merger Agreement. In addition to the foregoing, the Board considered the following factors and benefits of the Tender Offer (some of which were considered in greater detail in connection with the approval of the Original Merger Agreement):

•	the unanimous determinations and recommendations of the Special Committee, as described above;

•	all of the factors considered by the Special Committee, as described above; and

•	the opinion to the Board of UBS Securities LLC (“UBS”), financial advisor to the Company, dated January 14, 2007, as to the fairness, from a financial point of view as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations set forth in the opinion, of the $40.50 per Share cash consideration to be received in the Tender Offer and the Merger, taken together, by holders of Shares (other than Parent, Offeror, and their respective affiliates). The full text of UBS’ written opinion, dated January 14, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex II and filed as Exhibit (a)(7) hereto and is incorporated herein by reference. UBS’ opinion is directed only to the fairness, from a financial point of view, to the holders of Shares (other than Parent, Offeror, and their respective affiliates) of the $40.50 per Share cash consideration to be received in the Tender Offer and the Merger, taken together, by such holders in the Tender Offer and the Merger and does not address the fairness or any other aspect of the Tender Offer and the Merger. The opinion also does not address the relative merits of the Tender Offer and the Merger as compared to other business strategies or transactions that might be available with respect to us, nor does it address our underlying business decision to engage in the Offer and the Merger. The opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender their Shares in the Tender Offer or as to any other actions to be taken by any shareholder in connection with the Tender Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

The foregoing discussion summarizes the material factors considered by the Board in its consideration of the Merger Agreement and the Tender Offer. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board approved and recommends the Merger Agreement and the Tender Offer based upon the totality of the information presented to and considered by it.

For the reasons described here, and above under “Position of the Special Committee and the Board,” the Special Committee and the Board recommend that the Company’s shareholders accept the Tender Offer and tender their Shares into the Tender Offer.

(b)(2) Background.

The Company continually reviews its strategic alternatives (including acquisitions by the Company), and from time to time has engaged in conversations with other industry participants and with investment bankers covering the building products industry.

In July 2006, a company that has a division operating in the residential building products sector (“Participant 1”) and Mr. Thomas Karol, the Company’s chairman and chief executive officer, engaged in discussions initially concerning the possible sale of Participant 1’s building products division to the Company and later concerning a potential strategic combination of the Company and Participant 1. Intermittent preliminary discussions with Participant 1 continued over the next several weeks. In connection with these discussions, Mr. Karol worked with UBS to prepare financial analyses of potential transactions between the Company and Participant 1. In late July 2006, representatives of Carlyle, a global private investment firm, contacted Mr. Karol to indicate potential interest in acquiring the Company. In mid-August, representatives of Carlyle contacted Mr. Karol again to indicate potential interest in acquiring the Company and discussed the possible contemporaneous acquisition by Carlyle of another industry participant. On August 15, Carlyle sent to the Company a letter outlining potential terms of an acquisition of the Company by Carlyle at an indicated price of $32.00 per Share in cash, subject to due diligence and other conditions. On August 17, the Board met in Dallas to review the Company’s strategic alternatives, with UBS attending telephonically. At this meeting, the Board asked management and UBS to prepare a more detailed analysis of the Company’s strategic alternatives, and authorized management to continue discussions with Participant 1 concerning a stock-for-stock strategic transaction and to report back to the Board. The Board also determined to engage UBS to act as the Company’s financial advisor. After the Board meeting, the Company and Participant 1 entered into a confidentiality and standstill agreement and engaged in intermittent discussions.

On September 15, another company that operates in the residential roofing business (“Participant 2”) sent the Company a confidential preliminary proposal which contemplated an acquisition of the Company in a cash transaction at $37.00 per Share. On September 18, Carlyle sent to the Company a letter reiterating its interest in a transaction at $32.00 per Share in cash, and indicating a willingness to increase its valuation based on due diligence. On September 21, the Board met in Dallas, together with UBS and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), special outside legal advisor to the Company, to discuss the letters from Participant 2 and Carlyle and to review the Company’s strategic alternatives. Following presentations and discussion, and, in light of trends affecting the industry in which the Company participates and trends in the Company’s financial results, the Board determined to engage in a more extensive review of the Company’s strategic alternatives, including a possible merger or sale of the Company. In connection with this review, the Board instructed management and UBS to commence a non-public solicitation process to determine whether acquisition proposals higher than the $37.00 per Share price indicated by Participant 2 could be obtained. Because the Board believed that leaks concerning this process could negatively affect the Company’s employees and the Company’s relationships with customers and suppliers, the Board instructed UBS to target only those potential acquirors deemed likely to have both the interest and ability to acquire the Company. Upon learning that the Company was commencing a formal process, Participant 1 indicated that it would participate only if the Company would work with Participant 1 on an exclusive basis, which the Company declined to do. The Board also established the Special Committee — consisting of all five of the Company’s independent, non-management directors — to oversee the process and to provide direction to management, UBS and Wachtell Lipton. Subsequent to this meeting, the Special Committee retained Citigroup as its financial advisor.

During the next several weeks, UBS contacted, on behalf of the Company, a number of strategic buyers (including Participant 2) and financial buyers (including Carlyle) deemed likely to have both the interest and ability to acquire the Company and taking into account the Board’s instruction to minimize the risk of leaks. Based on the advice of UBS, the Company did not contact BMCA and several other participants in the building materials industry because it was believed that these companies would either be uninterested, or unable to participate competitively for a variety of reasons, including, in the case of BMCA, the asbestos-related bankruptcy of its affiliate, G-I Holdings. Of the parties contacted, several executed confidentiality and standstill agreements and began conducting due diligence investigations of the Company. Participant 2 objected to a provision of the Company’s form of confidentiality and standstill agreement that would prohibit participants in the Company’s process from submitting further bids after a “winner” was chosen. It was the Company’s belief that such a provision was necessary to maximize the price obtained during the process by incentivizing the participants to make their highest and best offers during the process at a time when multiple parties were interested in acquiring the Company. After further discussions, Participant 2 executed a confidentiality and standstill agreement that included the previously disputed provision. During this period, the Board and Special Committee met periodically to monitor the status of the process.

On November 2, Robert B. Tafaro, the president and chief executive officer of BMCA, which is controlled and majority-owned by Samuel J. Heyman, contacted Mr. Karol to inform him that affiliates of Mr. Heyman had acquired in excess of 10% of the Company’s outstanding common stock and that BMCA would be interested in a business combination with the Company. Mr. Tafaro did not indicate any potential price range for such a transaction. On November 5, Mr. Karol, together with representatives of UBS and Wachtell Lipton, participated in a telephone call with Mr. Heyman, Mr. Tafaro and certain of their employees and outside legal counsel. During this call, Mr. Karol informed Messrs. Heyman and Tafaro that the Company was engaged in a confidential process that might lead to a sale of the Company and stated that Mr. Heyman’s and BMCA’s participation in the process would be welcomed. Mr. Karol offered to provide Mr. Heyman with access to the confidential materials being provided to other bidders, subject to execution of a confidentiality and standstill agreement in the same form executed by the other process participants. The following day, Mr. Tafaro sent a letter to Mr. Karol expressing a “strong interest” in a business combination with the Company at an all-cash price to be negotiated, and stating that “we are willing, of course, to execute a customary confidentiality agreement.”

On November 6, the Company issued a press release announcing that the Company was engaged in a review of the Company’s strategic alternatives, which could include a possible merger or sale of the Company. The Company also announced that it had reduced the triggering threshold of its Rights Agreement to 10%, from 15% (with the proviso that any shareholder that beneficially owned 10% or more of the Company’s stock as of November 6 would not be deemed to have crossed the threshold unless or until such shareholder acquires beneficial ownership of additional shares of Company stock). The Company took this action in order to maintain control over the Company’s process, to limit BMCA’s advantage compared to other interested parties who had not purchased any shares and who had agreed to refrain from such purchases, and to reduce the risk that parties other than BMCA would be discouraged from participating in the process because of any further advantage BMCA might obtain by purchasing additional shares at less than the anticipated price of any potential sale or merger. That same day, BMCA issued a press release disclosing its interest in pursuing a business combination with the Company and, together with Mr. Samuel Heyman and certain affiliated entities, publicly filed an Ownership Statement on Schedule 13D disclosing Mr. Heyman’s and BMCA’s beneficial ownership of 10.36% of the common stock of the Company (as of November 1, 2006).

Over the next nine days, the Company, Wachtell Lipton and UBS discussed the confidentiality and standstill agreement with BMCA’s representatives. Mr. Heyman and BMCA expressed their unwillingness to sign an agreement in the same form that other participants had signed, objecting to certain of the standstill provisions and refusing to relinquish the right to submit bids after the conclusion of the process even if BMCA were not the high bidder. The Board strongly preferred including BMCA in the process but was not willing to grant preferential treatment to BMCA relative to any other participant. In this regard, the Board believed that the best possible result would be obtained for the Company’s shareholders by adhering to process rules that would incentivize all interested bidders to offer their respective highest and best offers during the process while multiple bidders were still involved. In determining not to make an exception for BMCA, the Board considered that BMCA would not be foreclosed from reconsidering its position and joining the process or from making a topping bid. The Board also considered that the Company had not granted similar accommodations to Participant 2, even though Participant 2 had made a written acquisition proposal at $37.00 per Share.

On the evening of November 13, Mr. Karol, Richard A. Nowak, the Company’s president and chief operating officer, and David G. Sisler, the Company’s senior vice president and general counsel, and representatives of Wachtell Lipton and UBS met in Dallas with Messrs. Heyman and Tafaro and one of their employees. During this meeting, Mr. Heyman reiterated his and BMCA’s interest in acquiring the Company, and again expressed his unwillingness to agree to the standstill provisions of the confidentiality and standstill agreement. Mr. Heyman did not indicate any potential price range for a transaction. Mr. Karol suggested that Messrs. Heyman and Tafaro consider preempting the Company’s exploration process by making a proposal at a compelling price. Regarding the confidentiality and standstill agreement, Mr. Heyman stated that he and BMCA would be willing to proceed without access to non-public information. Mr. Heyman then stated that he would inform the Company of his proposed acquisition price within 48 hours, and then would give the Company the following “choice”: after receiving BMCA’s price, the Company could then decide either to allow BMCA to execute a confidentiality and standstill agreement in the form required by Mr. Heyman or, if the Company still remained unwilling to enter into a confidentiality and standstill agreement in the form required by Mr. Heyman, BMCA would proceed without confidential information.

However, rather than providing the Company with a proposed price, on November 15, BMCA publicly disclosed and shortly thereafter submitted to Mr. Karol and the Company’s Board, a letter stating that BMCA was prepared to enter into a merger agreement with the Company at a price of $35.00 cash per Share. In the letter, BMCA objected to their exclusion from the ongoing sale process because of the Company’s insistence that BMCA agree to what it regarded as “onerous” standstill provisions. On November 16, the Company issued the following statement regarding BMCA’s announcement:

“The Board is firmly committed to a fair process that will yield the best result for all shareholders and the Company, and will evaluate and consider BMCA’s proposal in the context of the overall process and all other proposals received.

“Regarding BMCA’s unwillingness to execute a customary confidentiality and standstill agreement, several parties have already signed our form agreement and are actively participating in our process, including by submitting indications of interest. We have simply requested that BMCA do likewise and participate on a fair and even basis with other interested parties. A number of the assertions in BMCA’s letter are simply incorrect. Among other things, BMCA indicated no willingness to compromise on the terms of the agreement, insisting instead on preferential treatment not justified by their offer.

“We continue to invite BMCA’s participation in our process on a basis that enhances rather than reduces the likelihood of achieving the best possible result for our shareholders.”

Over the next several days, Wachtell Lipton and UBS continued to discuss the terms of the confidentiality and standstill agreement with BMCA’s counsel, including offering significant accommodations that the Board and the Special Committee believed would not undermine the goal of maximizing value for shareholders while providing BMCA and its affiliates assurance that the exploration process was bona fide. Thus, the Company’s representatives offered to free BMCA and its affiliates from all standstill restrictions in the event that the Company were to terminate its exploration of strategic alternatives without entering into any transaction. Nevertheless, BMCA remained unwilling to enter into an acceptable confidentiality and standstill agreement.

Over the next several weeks, participants in the Company’s process continued to conduct due diligence. On December 11, the deadline for submission of final bids, Carlyle submitted a proposal of $37.00 per Share in cash and Participant 2 submitted a proposal of $37.25 per Share in cash. The Carlyle proposal permitted the Company to continue to pay regular quarterly dividends of up to $0.05 per Share per quarter, narrowing the value difference between the bids. In addition, the form of merger agreement submitted by Carlyle contained substantially fewer contingencies and posed substantially less risk of non-consummation than the form of merger agreement submitted by Participant 2. Carlyle’s bid contemplated that certain members of the Company’s current management would invest in, and agree to continue employment with, the Company following an acquisition by Carlyle. However, no specific terms were proposed. Also on December 11, Mr. Tafaro sent Mr. Karol a letter reporting that BMCA had obtained financing commitments for its $35.00 per Share acquisition proposal and that the HSR Act waiting period for its proposed acquisition had expired, and expressing an interest in negotiating a merger agreement.

Later on December 11, Mr. Tafaro contacted Mr. Karol, and, on December 12, a representative of BMCA contacted a representative of UBS. In each case, BMCA’s representative was informed that the Board would be informed of BMCA’s proposal.

On Wednesday, December 13, the Board met by telephone, together with representatives of Wachtell Lipton and UBS, to discuss the offers. Following presentations by Wachtell Lipton and UBS and discussion among the Special Committee members, the Board determined that the bids from Carlyle and Participant 2 were too close to distinguish a clear winner, and directed Wachtell Lipton and UBS to seek revised bids from Carlyle and Participant 2. The Board set Saturday, December 16 at noon as the deadline for revised bids. The Board also instructed management to inform Carlyle that Carlyle should not, prior to the December 16 deadline, seek to discuss post-closing employment opportunities or to negotiate the terms, if any, by which members of the Company’s management would invest in or be employed by the Company following a Carlyle acquisition. Mr. Karol confirmed to the Board that no specific terms had been proposed by or discussed with Carlyle. At this juncture, the Board determined not to seek to open negotiations with BMCA. In reaching this determination, the Board considered that: (1) it had received proposals, including executed financing commitments and detailed forms of merger agreement from two bidders at or above $37.00 per Share (compared to $35.00 per Share from BMCA); (2) industry trends were deteriorating and the Company’s recent performance and anticipated second fiscal quarter results reflected those developments (information which was known to participants in the process but not to BMCA, since it had not received non-public information from the Company); (3) the two bidders in the process were expressing dissatisfaction that such process had not been brought to a close; and (4) the form of merger agreement provided by each bidder contained provisions which would enable BMCA or another bidder to prevail if it were to offer a superior transaction.

Thereafter, representatives of UBS and Wachtell Lipton contacted each of the bidders. Each bidder was told that it would need to increase its price if it wished to distinguish itself. Each bidder was also told of the deadline for revised bids and was advised of the material issues raised by their respective merger agreement forms.

In the morning of Friday, December 15, the Special Committee met by telephone. At this meeting, Citigroup discussed with the Special Committee certain financial matters pertaining to the Company, including certain revised financial forecasts prepared by the Company’s management.

On December 16, a representative of UBS spoke with a representative of Carlyle and communicated, among other things, currently-obtained information reflecting a weakness in the Company’s anticipated second fiscal quarter results. At the December 16 deadline for submission of final bids, Carlyle had submitted a revised offer of $38.00 per Share in cash, together with committed financing and a revised merger agreement accommodating a significant majority of the Company’s previously-expressed concerns. Participant 2 did not submit a revised bid and had withdrawn its $37.25 offer.

Later on December 16, representatives of UBS and Wachtell Lipton contacted Carlyle and its outside counsel to inform them of certain remaining issues with Carlyle’s bid and proposed form of merger agreement. In the morning of Sunday, December 17, Carlyle’s outside counsel delivered a revised form of merger agreement and related documents.

In the early evening of Sunday, December 17, the Board and the Special Committee met by telephone, together with representatives of UBS, Wachtell Lipton and Citigroup. Following a discussion by the full Board, Wachtell Lipton and UBS, the Special Committee met with representatives of Citigroup and Wachtell Lipton. Representatives of Citigroup discussed the financial terms of the Carlyle transaction with the Special Committee. After further discussion, the Special Committee determined to recommend and approve the proposed transaction, subject to acceptable resolution of the open issues. Shortly thereafter, the full Board reconvened. After a presentation by them, representatives of UBS informed the Board that UBS would be prepared to deliver an opinion, based upon and subject to the factors and assumptions to be set forth in such opinion, as to the fairness, from a financial point of view, of the $38.00 per Share price. After further discussion, the Board determined that it unanimously supported the proposed transaction, and directed UBS and Wachtell Lipton to continue to negotiate with Carlyle to seek to resolve the remaining open points and to obtain assurance as to Carlyle’s understanding of the updated financial information communicated by UBS to Carlyle the previous day, which reflected a weakness in the Company’s anticipated second fiscal quarter results.

During the next several hours, representatives of UBS and Wachtell Lipton spoke several times to representatives of Carlyle and resolved the open merger agreement issues. Although Carlyle responded adversely to the weakness in the Company’s anticipated second fiscal quarter results, it ultimately determined to proceed to finalize the transaction at the $38.00 price following discussions with representatives of UBS. While these discussions were occurring, at approximately 8:45 p.m. on Sunday evening, Mr. Karol received a letter from Mr. Tafaro stating that BMCA would be commencing a tender offer to acquire all of the outstanding shares of the Company at a price of $35.00 per Share. The letter stated that the offer “is not conditional on financing” but otherwise contained no details about the offer, such as conditions to consummation or BMCA’s financing.

Late on Sunday evening, Carlyle’s outside counsel provided Wachtell Lipton with a final, agreed form of merger agreement. Shortly before 1:00 a.m. on Monday, December 18, the directors reconvened telephonically as a combined meeting of the Special Committee and the full Board, together with representatives of UBS, Wachtell Lipton and Citigroup. UBS discussed with the Board the financial aspects of the proposed transaction. Management again reviewed with the Board the long-term prospects for the Company. Wachtell Lipton again reviewed with the Board its fiduciary obligations, summarized the material terms of the proposed merger agreement, and discussed the resolution of all open issues relating to the proposed transaction. The Board also discussed the letter received from BMCA, but determined that the letter did not warrant delaying the certain, $38.00 per Share Carlyle transaction. Also at the meeting, Citigroup rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated December 18, 2006, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $38.00 per Share cash merger consideration to be received by holders of Shares in the Carlyle transaction pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders. A representative of UBS then rendered orally to the Board UBS’ opinion, subsequently confirmed in writing, to the effect that, as of December 18, 2006, and based upon and subject to the factors and assumptions set forth in the opinion, the $38.00 per Share cash merger consideration to be received by holders of Shares in the Carlyle transaction pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders. Following further discussion, the Special Committee, by unanimous vote of all of its members, approved the Original Merger Agreement and recommended that the full Board approve and adopt the Original Merger Agreement. Following receipt of this recommendation, the Board, by unanimous vote of all of its members (with Thomas D. Karol and Richard A. Nowak abstaining) adopted resolutions approving the execution, delivery and performance of the Original Merger Agreement and resolved to recommend that the shareholders of the Company vote to adopt the Original Merger Agreement.

Following the conclusion of the Board meeting, the parties executed the Original Merger Agreement. In the morning, the Company and Carlyle issued a press release announcing the Carlyle transaction.

In the evening of Monday, December 18, BMCA submitted a letter to the Board stating that BMCA “is raising its tender offer price from $35.00 to $40.00 per Share cash consideration for all Elk shares.” The letter contained no further details about the offer, such as conditions to consummation or financing.

During the morning of Wednesday, December 20, the Board met telephonically with representatives of UBS and Wachtell Lipton for an update concerning BMCA’s letter. While this meeting was in progress, BMCA commenced the BMCA Original Tender Offer, including filing publicly a Schedule TO with the Securities and Exchange Commission (the “SEC”) which contained information about the BMCA Original Tender Offer. In light of this additional information, the Board adjourned its meeting to later in the day. Later in the morning or early afternoon of December 20, Mr. Heyman contacted Mr. Karol and, among other things, invited Mr. Karol or the Company to call Mr. Heyman back to discuss BMCA’s offer. When the Board reconvened, Wachtell Lipton and UBS summarized the terms of the BMCA Original Tender Offer and related financing. Following discussion, the Board made the determination necessary under the Original Merger Agreement to enable the Company to engage in discussions and negotiations with, and to provide non-public information to, BMCA. At the same time, the Board identified a number of concerns with the BMCA Original Tender Offer in its current form, particularly as to certainty of completion.

Later that day, in response to the BMCA Original Tender Offer and Mr. Heyman’s telephone call, Wachtell Lipton and UBS spoke with BMCA’s outside counsel to convey the Company’s specific concerns about the BMCA Original Tender Offer.

At approximately 11:15 p.m. on Sunday, December 24, BMCA’s outside counsel delivered to Wachtell Lipton a form of merger agreement between BMCA and the Company. In the morning of Tuesday, December 26, the Company’s outside legal counsel called BMCA’s legal counsel to convey the Company’s comments and concerns with BMCA’s proposed form of merger agreement.

Over the next several days, the parties negotiated the terms of a confidentiality and standstill agreement that would allow for the exchange of confidential information, including the disclosure schedules to the Original Merger Agreement.

In the evening of Friday, December 29, BMCA and the Company entered into a confidentiality agreement. This confidentiality agreement includes customary standstill provisions, but BMCA is exempt from and not subject to these standstill provisions in connection with the BMCA Original Tender Offer or any other offer or proposal that provides for per share consideration that is not less than $40.00 per Share and is otherwise on terms not materially less favorable to the Company’s shareholders than the BMCA Original Tender Offer. Because of its concerns that provisions of the confidentiality agreement to be entered into with BMCA would be inconsistent with certain provisions of the Original Merger Agreement, the Company requested a waiver from Carlyle of such merger agreement provisions. Prior to executing the confidentiality agreement with BMCA, the Company obtained such a waiver from Carlyle.

Later that Friday night, the Company’s outside counsel provided BMCA’s counsel with a mark-up of BMCA’s proposed form of merger agreement, reflecting the comments conveyed verbally on December 26.

BMCA was given access to due diligence materials and information beginning the next day. Over the next several weeks, BMCA conducted an extensive due diligence investigation, including plant visits and numerous meetings and telephone calls with members of the Company’s senior management and other Company personnel. In addition, BMCA has been given access to all of the data room materials made available to Carlyle and other bidders, and, in response to detailed requests from BMCA, the Company has provided BMCA with information and access to materials not previously made available to Carlyle or other bidders.

On Wednesday, January 3, 2007, the Board and the Special Committee held a telephonic update call, together with UBS, Wachtell Lipton and Citigroup. In the afternoon of Friday, January 5, BMCA’s counsel sent to the Company a revised form of merger agreement and debt commitment letter responding to some but not all of the Company’s previously conveyed comments and concerns. On Saturday, January 6, 2007, the Company provided BMCA with written comments concerning BMCA’s financing commitments, and, on Sunday, January 7, Wachtell Lipton and UBS engaged in a discussion with BMCA’s outside legal counsel concerning BMCA’s revised draft merger agreement, the structure of BMCA’s proposed transaction, and the availability of financing for a transaction structured as a two-step tender offer followed by a merger.

Later on Sunday, January 7, 2007, the Board and the Special Committee met by telephone, together with representatives of UBS, Wachtell Lipton and Citigroup. Following a discussion by the full Board, the Special Committee met with representatives of Citigroup and Wachtell Lipton. After careful consideration, including a thorough review of the BMCA Original Tender Offer with its outside legal and financial advisors, the Special

Committee determined to recommend that the Company’s shareholders reject the BMCA Original Tender Offer and not tender their Shares in the BMCA Original Tender Offer and, separately, authorizing the continuation of negotiations with Mr. Heyman and BMCA. Following receipt of this recommendation, the Board, by unanimous vote of all of its members (with Thomas D. Karol and Richard A. Nowak abstaining), adopted resolutions recommending that shareholders reject the BMCA Original Tender Offer and not tender their Shares in the BMCA Original Tender Offer and, separately, authorizing the continuation of negotiations with Mr. Heyman and BMCA.

On Monday, January 8, 2007, as required by the rules and regulations of the SEC, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that the Company’s shareholders reject the BMCA Original Tender Offer and not tender their Shares in the BMCA Original Tender Offer. A copy of the January 8, 2007 Schedule 14D-9 is attached hereto as Exhibit (a)(10) and is incorporated herein by reference in its entirety.

Over the next several days, BMCA continued to conduct due diligence and counsel for BMCA and the Company continued to discuss issues related to the draft merger agreement and BMCA’s efforts to obtain financing commitments that were appropriate for a tender offer structure and with limited conditionality. Despite repeated requests from the Company’s counsel to BMCA’s counsel that BMCA eliminate unnecessary conditionality in its draft merger agreement and obtain financing commitments applicable to a tender offer and second-step merger with limited conditionality, BMCA did not send revised documents.

In the evening of January 12, 2007, Carlyle sent a letter to the Special Committee proposing that the Company and Carlyle amend the Original Merger Agreement to provide for an increase in the consideration per Share from $38.00 to $40.50 and altering the transaction structure to a first-step tender offer followed by a second-step merger. The letter was accompanied by forms of amended and restated merger agreement, Sponsor guarantee, equity commitment letter from the Sponsor, and debt commitment letter from Carlyle’s lenders. The form of debt commitment letter provided for firmly committed financing for both a tender offer and a second-step merger. The letter provided that the revised offer would expire at 8:00 am on Tuesday, January 16, 2007 unless a definitive agreement was reached. The next morning, counsel for the Company received an addendum to Carlyle’s January 12, 2007 letter requiring that the offer be held in confidence and stating that the offer would be immediately withdrawn if the offer were “shopped.”

On the afternoon of January 13, 2007, the Board and Special Committee, together with representatives of UBS, Wachtell Lipton and Citigroup, met to discuss the Carlyle letter and the status of discussions with BMCA. The Board and Special Committee instructed counsel to negotiate with Carlyle’s counsel to agree on mutually satisfactory documentation to effect the revised transaction.

The Board and Special Committee met again telephonically in the evening of January 14, 2007 with representatives of UBS, Wachtell Lipton and Citigroup. Wachtell Lipton updated the Board and the Special Committee on the status of discussions with Carlyle, discussed remaining open issues with respect to the proposed amended merger agreement and explained the primary differences between the Original Merger Agreement and the proposed amended merger agreement. Wachtell Lipton noted that Carlyle’s proposed amended merger agreement and debt financing commitments each provided for limited conditionality and that the debt financing commitments were appropriate for the revised transaction structure, both of which continued to remain outstanding issues with respect to the BMCA Original Tender Offer.

The Special Committee then met in special session with representatives of Citigroup and Wachtell Lipton. Citigroup discussed with the Special Committee the revised financial terms of the proposed Carlyle transaction and rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated January 14, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $40.50 per Share cash consideration to be received by holders of Shares (other than Carlyle, Parent, Offeror and their respective affiliates) in the Tender Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. The Special Committee then unanimously resolved to approve, subject to acceptable resolution of certain open issues, the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommend that the full Board approve the Merger Agreement and recommend that the Company’s shareholders tender their Shares in the Tender Offer. The full Board then reconvened with representatives of UBS, Wachtell Lipton and Citigroup. At that meeting, UBS rendered orally to the Board its opinion, subsequently confirmed in writing, to the effect that, as of January 14, 2007, and based upon and subject to the factors and assumptions set forth in the opinion, the $40.50 per Share consideration to be received by holders of the Shares (other than Carlyle, Parent, Offeror and their respective affiliates) in the Tender Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. After receiving the Special Committee’s recommendation, the Board, by unanimous vote of all of its members (with Thomas D. Karol and Richard A. Nowak abstaining) adopted resolutions, subject to acceptable resolution of certain open issues, approving the execution, delivery and performance of the Merger Agreement and resolved to recommend that the shareholders of the Company tender their Shares in the Tender Offer. In the negotiations between Carlyle’s counsel and Wachtell Lipton on January 14 and 15, these open issues were resolved in a manner acceptable to the Board and Special Committee. On January 15, the parties executed the amended and restated merger agreement. On the morning of January 16th, the Company and Carlyle issued a press release announcing the transaction on the revised terms.

(c)	Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, affiliates or subsidiaries intend to tender for purchase pursuant to the Tender Offer all Shares owned of record or beneficially owned, other than Shares subject to options. Pursuant to the Merger Agreement, each then-outstanding option to purchase Shares (including those held by the Company’s directors and executive officers), whether or not vested will automatically be converted in the Merger into the right to receive an amount in cash equal to the product of (x) the excess, if any, of $40.50 over the exercise price per Share of such option multiplied by (y) the total number of Shares subject to such option. Each restricted Share, including each such Share held by directors and executive officers, will vest in full and be converted into the right to receive $40.50. In addition, upon completion of the Merger, each performance stock award, whether vested or unvested, including each such award held by executive officers, that is outstanding immediately prior to completion of the Merger will be deemed to be earned at the maximum level set forth in the applicable award agreement, will become fully vested and will entitle the holder thereof to receive an amount in cash equal to $40.50 in respect of each Share earned with respect to the performance stock awards upon completion of the Merger, or, with respect to performance stock awards which the holder has validly elected to defer on or prior to December 31, 2006, such later date as the holder has validly elected.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The Company has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist it in connection with communications with its shareholders with respect to the BMCA Tender Original Offer, the BMCA Revised Tender Offer and the Tender Offer, to monitor trading activity in the Shares and to identify investors holding noteworthy positions in street name. The Company has agreed to pay customary compensation for such services and to reimburse MacKenzie Partners for its out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify MacKenzie Partners against certain liabilities arising out of or in connection with its engagement.

The Company has retained Sard Verbinnen & Co. LLC (“Sard Verbinnen”) as its public relations advisor in connection with the BMCA Original Tender Offer, the BMCA Revised Tender Offer and the Tender Offer. The Company has agreed to pay customary compensation for such services and to reimburse Sard Verbinnen for its out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify Sard Verbinnen against certain liabilities arising out of or in connection with its engagement.

UBS was retained by the Company to act as financial advisor in connection with the Board’s evaluation of several possible strategic alternatives. In connection with such assignment, UBS is advising the Board with respect to the BMCA Original Tender Offer, the BMCA Revised Tender Offer and the Tender Offer. The Company has agreed to pay UBS customary compensation for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon a sale of the Company, including the consummation of the Tender Offer. The Company has also agreed to indemnify UBS and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. UBS and its affiliates have, in the past, provided services to the Company and to affiliates of Parent and have acted as lender to certain affiliates of Parent unrelated to the Tender Offer, for which services UBS and its affiliates received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of customers, the Company’s securities and/or the securities of Parent and its affiliates, and, accordingly, may at any time hold a long or short position in such securities.

Citigroup was retained by the Special Committee to act as its financial advisor in connection with a possible sale transaction involving the Company. The Company has agreed to pay Citigroup customary compensation for its services, which was payable upon the rendering of its opinions to the Special Committee in connection with the Original Merger Agreement and the Merger Agreement. The Company also has agreed to reimburse Citigroup for reasonable travel and other expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and certain related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Citigroup and its affiliates in the past have provided, currently are providing and in the future may provide, services to Carlyle and certain of its affiliates, for which services Citigroup and such affiliates have received, and expect to receive, compensation, including, among other things, having acted or acting (i) as financial advisor to Carlyle and certain of its portfolio companies in connection with certain sale and acquisition transactions, (ii) in various roles in connection with securities offerings of certain portfolio companies of Carlyle and (iii) as a lender in connection with credit facilities of certain portfolio companies of Carlyle. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company and certain portfolio companies of Carlyle for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with the Company, Carlyle and their respective affiliates.

Except as otherwise noted in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Tender Offer or the Merger, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interests in Securities of the Company

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, other than purchases by the Company of 1,892 Shares through stock option exercises and 1,024 Shares received by the Company for payment of taxes on restricted stock vesting.

Item 7.	Purposes of the Transaction and Plans or Proposals

As described in further detail above under Item 3(b), the Company has entered into a confidentiality agreement with BMCA and Heyman Investment, has provided BMCA with access to non-public information with respect to the Company and its subsidiaries pursuant to that confidentiality agreement, and has engaged in discussions or negotiations with BMCA concerning the BMCA Original Tender Offer and a possible negotiated transaction between BMCA and the Company. This confidentiality agreement covers BMCA’s affiliates, including BMCA Offeror. Negotiations with and access to diligence for BMCA ceased as of the execution of the Merger Agreement. It is possible that, subject to and in compliance with the terms of the Merger Agreement, the Company may engage in discussions or negotiations with, or may provide access to non-public information to, BMCA in the future, in response to responses by BMCA to the Tender Offer and the Merger Agreement including the BMCA Revised Tender Offer. The Board of Directors has determined that disclosure with respect to the possible terms of any transactions or proposals that might result from or be made during any of the negotiations referred to in this Item 7 might jeopardize continuation of any such negotiations. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

This Statement that you are reading does not address the BMCA Revised Tender Offer.  The Board, consistent with its fiduciary duties, the Company’s obligations under the Merger Agreement with Carlyle and applicable laws, will review the BMCA Revised Tender Offer and make a recommendation to shareholders. The

Board urges its shareholders not to take any action with respect to the BMCA Revised Tender Offer until the Board makes its recommendation.

Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Tender Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information to be Furnished

(a) Anti-Takeover Statutes and Provisions.  As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board and the Special Committee have approved the Merger Agreement, Tender Offer and the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203, if applicable, are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

In addition, the Board resolved that to the fullest extent of its power and authority and to the extent permitted by law, neither the Offer nor the Merger nor any of the other transactions contemplated by the Merger Agreement will be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement and any of the transactions contemplated thereby, including the Offer and the Merger.

The Board further agreed to take all actions necessary to render the limitations on business combinations contained in Article Thirteenth, inapplicable to the Offer, the Merger Agreement, and the transactions contemplated thereby, including the Merger.

(b) Appraisal Rights.   If the Merger is consummated, holders of Shares who have not tendered their Shares in the Tender Offer or voted in favor of the Merger (if a vote of shareholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”).

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Tender Offer and the Merger.

Parent may cause the surviving corporation in the Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Tender Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a majority of the Shares are tendered in the Tender Offer and the Merger proceeds, then the applicable provisions of the DGCL will be provided to holders of Shares who did not tender shares into the Tender Offer. Holders of Shares who tender Shares in the Tender Offer or who vote in favor of the Merger will not have appraisal rights.

Failure to strictly follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.

(c) Rights Agreement Amendments.  On November 5, 2006, the Board approved an amendment to the Rights Agreement (the “First Amendment”). The Rights Agreement previously provided that, with certain exceptions, an “Acquiring Person” would be defined as any person or group of affiliated or associated persons that was the beneficial owner of 15% or more of the outstanding Shares. The First Amendment lowered the beneficial ownership threshold for an Acquiring Person to 10%, thereby providing that an Acquiring Person would be any person or group of affiliated or associated persons that was the beneficial owner of 10% or more of the outstanding Shares. The First Amendment included an exception for persons or groups of affiliated or associated persons who beneficially owned, as of November 5, 2006, 10% or more of the outstanding Shares, unless and until any such person or group acquired additional Shares after November 5, 2006. The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(5), which is incorporated herein by reference.

On December 18, 2006, in connection with the Company’s execution of the Original Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement (the “Second Amendment”). The Second Amendment provides that, among other things, neither the execution of the Original Merger Agreement (as it may be amended) nor the consummation of the merger or the other transactions contemplated by the Original Merger Agreement (as it may be amended) will trigger the separation or exercise of the Rights or any adverse event under the Rights Agreement. In particular, neither Parent, Offeror nor any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) solely by virtue of the approval, execution, delivery, adoption or performance of the Original Merger Agreement (as it may be amended) or the consummation of the merger or any other transactions contemplated by the Original Merger Agreement (as it may be amended). The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(6), which is incorporated herein by reference.

At the meeting on January 14, 2007, the Board authorized and directed the officers of the Company to take all actions necessary to render the Rights inapplicable to the Offer, the Merger Agreement, and the transactions contemplated thereby, including the Merger.

(d) Certain Litigation.  Subsequent to the announcement of the Original Merger Agreement, on December 19, 2006, Call4U, Ltd. filed a complaint (the “Call4U Complaint”) captioned Call4U, Ltd. v. ElkCorp., et al., C.A. No. 2623-N, in the Court of Chancery of the State of Delaware, Newcastle County. The Call4U Complaint alleges that the plaintiff has brought the action on his own behalf and as a class action on behalf of all owners of Shares and their successors in interest, except defendants and their affiliates, and names as defendants the Company, its directors, and Carlyle. The Call4U Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Original Merger Agreement, and that Carlyle aided and abetted those breaches of duty, and seeks relief including, among other things, preliminary and permanent injunctions prohibiting consummation of the merger and an accounting for damages and profits. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(8), which is incorporated herein by reference.

On December 27, 2006, William E. Wetzel filed a complaint (the “Wetzel Complaint”) captioned William E. Wetzel v. Thomas D. Karol, et al., Cause No. CC-06-18562-B, in the County Court of Dallas County at Law No. 2, Dallas County, Texas. The Wetzel Complaint alleges that it is a shareholder derivative action on behalf of the Company as nominal defendant, and names as defendants the Company’s directors and Carlyle. The Wetzel Complaint alleges that the director defendants breached their fiduciary duties and aided and abetted breaches of fiduciary duties in connection with the Company’s entry into the Original Merger Agreement, and that Carlyle aided and abetted those breaches of duty, and seeks relief including, among other things, an injunction prohibiting consummation of the merger, declaratory relief, and imposition of a constructive trust upon any benefits improperly received by defendants. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(9), which is incorporated herein by reference.

The Company believes that each of these lawsuits is without merit and intends to defend these actions vigorously.

(e) Financial Forecasts.  The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by Carlyle, the Company provided to Carlyle non-public internal financial forecasts regarding its anticipated future operations for the 2007 and 2008 fiscal years. These internal financial forecasts were also provided to BMCA. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Statement to influence your decision whether to tender your shares in the Tender Offer, but because these internal financial forecasts were made available by the Company to Carlyle.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the failure to develop competitive products; factors affecting pricing; fluctuations in demand; cost and availability of raw materials; equipment malfunctions; plant construction and repair delays; the failure to retain key management and technical personnel of the Company; adverse reactions to the Tender Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended June 30, 2006. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Statement should not be regarded as an indication that any of the Company, Carlyle or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Carlyle or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, Carlyle, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Carlyle, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

These summary internal financial forecasts should be read together with the historical financial statements of the Company, which may be obtained from the Company’s periodic reports filed with the SEC.

COMPANY PROJECTED FINANCIAL INFORMATION
($ in millions)

	FYE June 30, 2007	FYE June 30, 2008

Revenues	$854	$1,140
Operating Income	$72	$112
Net Income	$37	$64

(f) Short-Form Merger Provisions.  Under Section 253 of the DGCL (“Section 253”), if a person acquires at least 90% of the outstanding shares of a corporation, such person can cause a merger to occur between such person and such corporation without a meeting of the corporation’s stockholders. Pursuant to the Merger Agreement, if all conditions to the Merger have been satisfied and a short form merger is available pursuant to Section 253, the parties will cause the Merger to occur pursuant to Section 253 without a meeting of the Company’s stockholders.

(g) Conditions to the Tender Offer.  Following is a summary of the conditions to the Tender Offer:

Notwithstanding any other provision of the Tender Offer, Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Offeror’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Tender Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares if:

•	A number of Shares which represents more than one-half of the number of Shares outstanding on a fully diluted basis has not been validly tendered and not withdrawn prior to the expiration of the Tender Offer (the “Minimum Condition”).

•	The Company shall not have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the expiration date of the Tender Offer, and such failure to perform shall not have been cured prior to the Expiration Date.

•	There occurs and is continuing a “Company Material Adverse Effect” (as defined in the Merger Agreement).

•	A governmental entity shall have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Tender Offer or the Merger.

•	The Merger Agreement shall have been terminated by the Company, Offeror or Parent in accordance with its terms.

•	Any of the representations and warranties of the Company shall not be true and correct in all respects both as of the date of the Merger Agreement and as of the Expiration Date (except representations that speak only of a specific date, in which case as of such date) except (subject to certain exceptions as specified in the Merger

Agreement) where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

Subject to limitations contained in the Merger Agreement, the foregoing conditions are for the sole benefit of Offeror and may be asserted by Offeror regardless of the circumstances giving rise to any such conditions and may be waived by Offeror in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the exercise of the reasonable good faith judgment of Offeror and subject to the terms of the Merger Agreement. The failure by Offeror at any time to exercise any of the foregoing rights is not a waiver of any right.

The foregoing summary of the conditions to the Tender Offer is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Item 9.	Exhibits

Exhibit
Number	Description

(a)(1)	Letter, dated January 18, 2007, to ElkCorp shareholders*
(a)(2)	Press release issued by ElkCorp on January 16, 2007 (incorporated by reference to the Company’s preliminary communications filed under cover of Schedule 14D-9 with the Securities and Exchange Commission on January 16, 2007)
(a)(3)	Press release issued by ElkCorp on December 20, 2006 (incorporated by reference to the Company’s preliminary communications filed under cover of Schedule 14D-9 with the Securities and Exchange Commission on December 20, 2006)
(a)(4)	Offer to Purchase, dated January 18, 2007 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of CGEA Investor, Inc. and CGEA Holdings, Inc. filed with the Securities and Exchange Commission on January 18, 2007)
(a)(5)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of CGEA Investor, Inc. and CGEA Holdings, Inc., filed with the Securities and Exchange Commission on January 18, 2007)
(a)(6)	Opinion of Citigroup Global Markets Inc., dated January 14, 2007 (included as Annex I to this Statement)*
(a)(7)	Opinion of UBS Securities LLC, dated January 14, 2007 (included as Annex II to this Statement)*
(a)(8)	Complaint by Call4U against ElkCorp, its directors and Carlyle (incorporated by reference to Exhibit(a)(4) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 8, 2007)
(a)(9)	Complaint by William E. Wetzel against ElkCorp, its directors and Carlyle (incorporated by reference to Exhibit(a)(5) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 8, 2007)
(a)(10)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by ElkCorp with the Securities and Exchange Commission on January 8, 2007
(a)(11)	Amended and Restated Equity Commitment Letter from Carlyle Fund IV, L.P., dated January 15, 2007 (incorporated by reference to Exhibit(b)(1)(A) to the Schedule TO of CGEA Investor, Inc. and CGEA Holdings, Inc. filed on January 18, 2007)
(a)(12)	Amended and Restated Debt Commitment Letter, dated January 15, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, General Electric Capital Corporation, Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and GE Capital Markets, Inc. (incorporated by reference to Exhibit(b)(1)(B) to the Schedule TO of CGEA Investor, Inc. and CGEA Holdings, Inc., filed on January 18, 2007)
(e)(1)	Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, by and among CGEA Holdings, Inc., CGEA Investor, Inc., and ElkCorp (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2007)
(e)(2)	Amended and Restated Guarantee of Carlyle Partners IV, L.P., dated January 15, 2007*

Exhibit
Number	Description

(e)(3)	Amended and Restated Confidentiality Agreement, dated as of October 11, 2006, among ElkCorp, CGEA Holdings, Inc., CGEA Investor Inc., and Carlyle Investment Management L.L.C.*
(e)(4)	Rights Agreement, dated as of July 7, 1998, between ElkCorp (formerly Elcor Corporation) and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 26, 1998)
(e)(5)	Amendment to the Rights Agreement, dated as of November 5, 2006, by and between ElkCorp and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated November 6, 2006)
(e)(6)	Second Amendment to Rights Agreement, dated as of December 18, 2006, by and between ElkCorp and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 18, 2006)
(e)(7)	The Company’s Proxy Statement on Schedule 14A, dated September 22, 2006, relating to the Company’s 2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on September 18, 2006. (incorporated by reference to Exhibit(e)(1) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 dated January 8, 2007)

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By:	/s/ Thomas D. Karol
Name: Thomas D. Karol

Title:	Chairman of the Board and Chief
Executive Officer

Dated: January 18, 2007

ANNEX I

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

January 14, 2007

The Special Committee of the Board of Directors
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of ElkCorp (other than The Carlyle Group (“Carlyle”), CGEA Holdings, Inc., an affiliate of Carlyle (“CGEA Holdings”), CGEA Investor, Inc., a wholly owned subsidiary of CGEA Holdings (“CGEA Investor”), and their respective affiliates) of the Cash Consideration (as defined below) provided for pursuant to the terms and subject to the conditions set forth in the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among CGEA Holdings, CGEA Investor and ElkCorp. As described to us by representatives of ElkCorp or as more fully described in the Merger Agreement, (i) CGEA Investor will commence a tender offer to purchase all outstanding shares of the common stock, par value $1.00 per share, of ElkCorp (“ElkCorp Common Stock”) at a purchase price of $40.50 per share in cash (the “Cash Consideration” and, such tender offer, the “Tender Offer”), and (ii) subsequent to the Tender Offer, CGEA Investor will be merged with and into ElkCorp pursuant to which each outstanding share of Elk Common Stock not previously tendered in the Tender Offer will be converted into the right to receive the Cash Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”).

In arriving at our opinion, we reviewed a draft dated January 14, 2007 of the Merger Agreement and held discussions with the Special Committee of the Board of Directors of ElkCorp (the “Special Committee”) and certain senior officers and other representatives and advisors of ElkCorp concerning the business, operations and prospects of ElkCorp. We examined certain publicly available business and financial information relating to ElkCorp as well as certain financial forecasts and other information and data relating to ElkCorp which were provided to or otherwise discussed with us by the management of ElkCorp. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of ElkCorp Common Stock; the historical and projected earnings and other operating data of ElkCorp; and the capitalization and financial condition of ElkCorp. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of ElkCorp and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of ElkCorp that it is not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to ElkCorp provided to or otherwise reviewed by or discussed with us, we have been advised by the management of ElkCorp, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ElkCorp as to the future financial performance of ElkCorp. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any

The Special Committee of the Board of Directors
ElkCorp
January 14, 2007

material term, condition or agreement, and in compliance with all applicable laws, and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ElkCorp or the Transaction. Representatives of ElkCorp have advised us, and we also have assumed, with your consent, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ElkCorp nor have we made any physical inspection of the properties or assets of ElkCorp. Our opinion does not address any terms or other aspects or implications of the Transaction (other than the Cash Consideration to the extent expressly specified herein) or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of ElkCorp to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for ElkCorp or the effect of any other transaction in which ElkCorp might engage. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of ElkCorp nor were we requested to, and we did not, participate in the negotiation or structuring of the Transaction; however, we discussed with senior management of, and outside advisors to, ElkCorp the process leading to the proposed Transaction, including the publicly announced, unsolicited offers made by a third party to acquire ElkCorp and ElkCorp’s prior efforts to solicit other third party indications of interest in the possible acquisition of ElkCorp. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Special Committee in connection with the proposed Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and a portion of which was payable in connection with the delivery of our opinion with respect to the Carlyle transaction prior to the amendment of the Merger Agreement. We and our affiliates in the past have provided, currently are providing and in the future may provide, services to Carlyle and certain of its affiliates, for which services we and our affiliates have received, and expect to receive, compensation, including, among other things, having acted or acting (i) as financial advisor to Carlyle and certain of its portfolio companies in connection with certain sale and acquisition transactions, (ii) in various roles in connection with securities offerings of certain portfolio companies of Carlyle and (iii) as a lender in connection with credit facilities of certain portfolio companies of Carlyle. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of ElkCorp and certain portfolio companies of Carlyle for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with ElkCorp, Carlyle and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Special Committee in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of ElkCorp Common Stock in the Tender Offer or how such stockholder should vote or act with respect to any matters relating to the Transaction.

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The Special Committee of the Board of Directors
ElkCorp
January 14, 2007

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the holders of ElkCorp Common Stock (other than Carlyle, CGEA Holdings, CGEA Investor, and their respective affiliates).

Very truly yours,

/s/  Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

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ANNEX II

CONFIDENTIAL

January 14, 2007
The Board of Directors
ElkCorp
14911 Quorum Drive
Suite 600
Dallas, Texas 75254

Dear Members of the Board:

We understand that ElkCorp, a Delaware corporation (the “Company”), is considering a transaction whereby CGEA Holdings, Inc., a Delaware corporation (“Parent”), will acquire 100% of the outstanding capital stock of the Company in an all-cash transaction. Pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, draft dated as of January 14, 2007 (the “Agreement”), by and among the Company, Parent and CGEA Investor, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), Parent will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of Parent (the “Transaction”). Pursuant to the terms of the Agreement, (i) Merger Sub will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock of the Company, par value of $1.00 per share (“Company Common Stock”), for $40.50 per share in cash, and (ii) subsequent to the consummation of the Offer, Merger Sub will be merged (the “Merger”) into the Company and each share of Company Common Stock that remains outstanding after the Offer will be converted into the right to receive $40.50 in cash (the per share consideration in the Offer and the Merger, taken together, is referred to as the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided services to certain affiliates of Parent and to the Company and have acted as lender to certain affiliates of Parent unrelated to the proposed Transaction, for which UBS and its affiliates have received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and/or Parent and its affiliates and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement does not differ in any material respect from the draft that we have examined, (ii) Parent and the Company will comply with all the material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Parent or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Company Common Stock; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. In addition, we have assumed, with your approval, that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Transaction.

Very truly yours,

UBS SECURITIES LLC

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